EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings (Loss) to Fixed Charges

(Dollars in millions)	2007	2006	2005	2004	2003

Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle (1)	$470	$594	$763	$37	$(387)
Add:
Interest expense	107	105	113	123	130
Appropriate portion of rental expense (2)	18	21	21	21	21
Amortization of capitalized interest	9	11	11	15	12
Earnings (loss) as adjusted	$604	$731	$908	$196	$(224)

Fixed charges:
Interest expense	$107	$105	$113	$123	$130
Appropriate portion of rental expense (2)	18	21	21	21	21
Capitalized interest	10	7	5	3	3
Total fixed charges	$135	$133	$139	$147	$154

Ratio of earnings (loss) to fixed charges	4.5x	5.5x	6.5x	1.3x	(A)

(1)
Because the Company is exiting the PET business in the European region, results related to sales of PET products manufactured at the Spain, the Netherlands, and United Kingdom sites are presented as discontinued operations for all periods presented.  For additional information, see Note 2, "Discontinued Operations and Assets Held for Sale", to the Company's consolidated financial statements in Part II, Item 8 of this 2007 Annual Report on Form 10-K.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

(A)	Due to the net loss reported, the coverage ratio was less than 1x. To achieve a coverage ratio of 1x, additional pre-tax earnings of $378 million would have been required for 2003.

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